FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2003

Commission File Number 000-30716

AUTONOMY CORPORATION PLC

Cambridge Business Park

Cowley Road

Cambridge CB4 0WZ

United Kingdom

Tel:  44 (0)1223 448 000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   X

Form 40-F   ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

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On October 30, 2003, Autonomy Corporation plc (the “Company”) issued a press release announcing that Richard Gaunt, Autonomy’s Chief Technology Officer and co-founder, had exercised an option to purchase 4,114,240 existing Autonomy ordinary shares.  Mr Gaunt was granted these options by Dr Michael Lynch, Autonomy’s Chief Executive Officer and co-founder (3,585,825 shares), and Apax Funds Nominees Limited (528,415 shares), when Autonomy was founded in 1996.  The options would have lapsed in December 2003 if not exercised, and this is the sole reason for the exercise.  Immediately following the exercise of these options, Mr. Gaunt sold approximately 1.66 million Autonomy ordinary shares, to cover the tax liabilities associated with the option exercise, leaving him with a holding of approximately 2.45 million Autonomy ordinary shares.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Exhibits

99.1

Press Release issued on October 30, 2003, announcing exercise of option by Autonomy co-founder.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTONOMY CORPORATION PLC

Date: October 31, 2003

By:

_/s/ Andrew M. Kanter_________________

Andrew M. Kanter

Chief Operating Officer

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AUTONOMY CORPORATION PLC

INDEX TO EXHIBITS

Exhibit

Number

Description

99.1

Press Release issued on October 30, 2003, announcing exercise of option by Autonomy co-founder